FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2017

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Santander, S.A.

Item

1	Fixed Income Investors Presentation : TLAC Strategy Update – January 2017

Item 1

TLAC STRATEGY UPDATE – JANUARY 2017 FIXED INCOME INVESTORS PRESENTATION

Important information Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”) could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward looking statements. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. 2

Executive summary Santander is presenting its updated 2017-18 funding plan, following the release of the proposed transposition of the TLAC requirements in the EU (23 November 2016) The objective of the funding plan is to: ? Enhance the Group’s TLAC position ? Optimize its cost of capital Santander is considering various interim approaches for issuing TLAC-eligible debt instruments before the TLAC-requirements final regulation has been approved 3

Content ? Santander Business Model ? Capital ? TLAC requirements and Funding Plan ? Ratings ? Appendix

SANTANDER BUSINESS MODEL Our model has unique competitive advantages Critical mass in retail+commercial banking in 9+1 countries 124 million customer relationships Geographical diversification Relevant exposure to markets with high interest rates Net Interest Income, % of total1 Low rates markets High rates markets 2 2% 6% 25% 10% 14% 7% 6% 11% 3%3% SCF 13% Other Latam High margin in low SC USA rate markets (1) Does not include Corporate Centre. Data as of September 2016 (2) USA ex- SC USA 5

SANTANDER BUSINESS MODEL We are organised in a decentralised model… … with subsidiaries legally independent and … • Local banks for all purposes, subject to double supervision and internal control, both local and global • Subject to local supervision & regulation • Participates in national deposit guarantee funds … autonomous in capital and liquidity This model is a strong incentive for local managers and enables local resolvability 6

Content ? Santander Business Model ? Capital ? TLAC requirements and Funding Plan ? Ratings ? Appendix

CAPITAL Delivering on our target of fully-loaded CET1 >11% in 2018, with profitable business growth Active capital management Currency-neutral. Sep’16 vs. Sep’15 Loans growth > RWA growth 3% > 0% Profit growth > RWA growth 8% > 0% Capital selectively allocated to businesses with higher RoRWAs Fully-loaded CET1 (%) +62 bps 10.47 10.36 9.85 +11 bps2 S’15 J’16 S’16 Dec’15 Sep’16 RoRWA1 1.30% vs. 1.37% The fully-loaded total capital ratio rose to 13.70% (12.75% in September 2015) Fully-loaded leverage ratio improvement: 5.0% (4.7% in September 2015) (1) Underlying consolidated profit / average risk-weighted assets (2) Quarterly change: ordinary generation (+16 bp), perimeter (-4 bp), and AFS and others (-1 bp) 8

CAPITAL Business models matter, Santander has ample room to absorb losses … Higher profitability… …with broad coverage… …over a conservative density Pre provision profit / RWA (%) Loan-loss allowances / RWA (%) RWAs / Total assets (%) 3.9 4.5 44 C1 3.1 10.9 40 C2 3.0 4.4 53 C3 2.8 1.2 26 C4 2.7 4.1 24 C5 2.5 10.7 45 C6 2.4 1.8 36 C7 2.3 4.2 29 C8 2.0 0.8 42 C9 1.6 1.2 27 Source: Based on public company data - Bloomberg. Data as of Jun’16 Peers: BBVA, BNP, Soc Gen, Unicredit, Intesa Sanpaolo, ING, Lloyds, HSBC and Barclays 9

CAPITAL … and the EBA stress test shows, once again, that Santander business model requires less capital Change CET 1 2015 vs Change CET 1 2015 vs baseline scenario (bps) adverse scenario (bps) C1 340 Santander 299 C2 210 C3 170 C4 120 C5 110 C6 110 C7 110 C8 100 C9 100 C10 70 C11 50 C12 40 C13 30 C14 -20 123 Santander -199 C1 -210 C2 -230 C3 -240 C4 -240 C5 -290 C6 -310 C7 -320 C8 -330 C9 -330 C10 -340 C11 -370 C12 -410 C13 -470 C14 -740 -335 Peers: BBVA, BNP, Soc Gen, C. Agricole, Deutsche Bank, Commerzbank, Unicredit, Intesa Sanpaolo, ING, Nordea, Lloyds, HSBC, Barclays and RBS 10

CAPITAL Group regulatory capital and current distance to MDA Current distance to MDA Capital ratio 14.50% (transitional) Comfortable buffer to MDA in T2 2.06% regulatory transitional total capital 11.25% Total capital and CET1 ratios 3.19% 2.00% T2 1.50%** 1.50% AT1 (AT1 shortfall) 0.50% G-SIB buffer As of Sep’16 the distance to the 1.25% CCB CET1 12.44% current MDA amounts to 3.19% 7.75%* 1.50% Pilar II requirement 4.50% Minimum Pilar I Regulatory ratios Sep’16 Regulatory requirement (transitional) 2017 (*) 7.75% is the MDA threshold which reflects the minimum CET1 to be maintained by the Santander Group as communicated by the ECB on its decision regarding prudential minimum capital requirements for 2017 following the results of the Supervisory Review and Evaluation Process (SREP) (**) Following the EBA interpretative criteria such shortfall is to be added to the MDA threshold to calculate the final applicable MDA at a given moment in time. 11

CAPITAL Santander is committed to fulfil the AT1&T2 buckets through the transitional period Expected total capital ratio in Dec. 2018 Hypothesis: >14.5% RWAs growth of ~3.5% per year. c. 0.60% c. 0.60% 0.9% No excess of generic provision in 13.70% 2018 (prudent approach) Excess of generic 2.26% TIER2 provision: 0,65% Capital generation of 40 bps per year 0.97% TIER1 AT1 issuances to target of 1.5% in 2018: ~€4bn 10.47% T2 issuances to target of 2% in 2018: ~€4bn CET1 FL ratio Sep’16: 10.47% Group Expected AT1 issuances T2 issuances Expected FL Total organic to target to target total capital Total Capital FL ratio Sep’16: capital ratio capital ratio 2018 generation 13.70% Sep16 12

CAPITAL Group targeted end-point distance to MDA Targeted distance to MDA in Dec. 2018 Targets CET1 FL >11% in Dec-2018 Capital >14.5% ratio Total capital FL >14.5% at end 2018 T2 2.00% AT1 1.50% 9.50%-10.50% All else being equal, this would 1.00% G-SIB buffer imply a distance to a 9.5% MDA of CCB 2.50% at least 1.50%* CET1 >11.00% 1.50% Pilar II requirement 4.50% The required CET1 for 2019 is Minimum Pilar I estimated to be between a range of 9.50% and 10.50% Regulatory ratios Dec-18 Assumed regulatory Target requirement 2019 CET1 (*) Any potencial shortfalls in AT1 / T2 will need to be covered by CET1, increasing the MDA over the MDA threshold 13

Content ? Santander Business Model ? Capital ? TLAC requirements and Funding Plan ? Ratings ? Appendix

TLAC REQUIREMENTS AND FUNDING PLAN

TLAC requirements are manageable and an optimisation exercise for Santander

- The TLAC requirements regulation is "work in progress". On 23 November 2016 the European Commission published the proposals to amend the CRD IV and CRR.
- On the same date the European Commission also published a proposal for the amendment of the BRRD as regards the ranking of unsecured debt instruments in the creditor insolvency hierarchy (the 'Senior Ranking Harmonisation Directive').
- The amendments include measures that will implement the TLAC requirement into EU and national law.
- Implementation of the TLAC requirement is expected to phase-in from 1st January 2019: 16% from 1st January 2019 (18% from 2022) plus applicable capital buffers.
- Santander has a resolution strategy approach of multiple point of entry (MPE). The TLAC requirement is expected to be requested at each resolution entity.

TLAC phase-in requirements

Using the Group requirements as a proxy for the aggregate TLAC requirement


19.5%
G-SIB¹ 1.0%
CCB² 2.5%
TLAC 8.0%
T2 2.0%
AT1 1.5%
CET1 4.5%
Jan. 2019 TLAC phase-in requirements
2018 Total Capital Target
14.5%
Eligible Senior
2.5%
≥2.5%
Indicative amount of Senior Non-Preferred subject to significant issues still under discussion

Santander 15

CRD IV: Capital requirement directive. CRR: capital requirement regulation. BRRD: Bank recovery and resolution directive

(1) G-SIB buffer. (2) Capital Conservation Buffer

TLAC REQUIREMENTS AND FUNDING PLAN Significant issues still under discussion Final TLAC transposition to EU and relevant jurisdictions TLAC level and perimeter of resolution groups Eligible Senior debt final treatment Senior Ranking regime harmonisation Internal TLAC requirement Deductions and mitigants final treatment Excess of generic provisions in T2 16

TLAC REQUIREMENTS AND FUNDING PLAN Funding plan will focus on TLAC-eligible instruments* 2017-2018 Funding plan 2017 2018 Bn. EUR SENIOR NON SENIOR HYBRIDS TOTAL SENIOR NON SENIOR HYBRIDS TOTAL PREFERRED PREFERRED PREFERRED PREFERRED SAN 12 - 14 - 2 - 3 14 - 17 10 - 12 - 2 - 3 12 - 15 SCF - 5 - 7 - 5 - 7 0.5 4.5 - 5.5 - 5 - 6 UK 2 - 3 - 1 - 2 3 - 5 0.5 - 1 - 0.5 - 1 1 - 2 SHUSA 2 - 3 - - 2 - 3 1 - 2 - - 1 - 2 TOTAL 16 - 20 5 - 7 3 - 5 24 - 32 12 - 15.5 4.5 - 5.5 2.5 - 4 19 - 25 17 (*) Estimates are based on current financial forecasts and are subject to changes depending on the regulatory environment

TLAC REQUIREMENTS AND FUNDING PLAN MPE approach follows Santander model of autonomous subsidiaries in capital and liquidity USA UK 17.55 16.67 15.72 13.40 14.12 11.10 Portugal 18.85 Brazil 18.85 Poland 17.60 15.84 15.30 Mexico 16.44 16.01 14.88 15.30 12.40 Parent 14.88 bank 12.40 16.93 Argentina 15.58 Chile Total 12.05 13.20 14.31 T1 11.29 10.30 11.29 CET1 10.30 18 Local figures as of September 2016. Figures are subject to usual regulatory approval

Content ? Santander Business Model ? Capital ? TLAC requirements and Funding Plan ? Ratings ? Appendix

RATINGS Banco Santander S.A. ratings Long Term Ratings Moody’s Standard and Poor’s Fitch Viability Rating, Issuer Default Stand-Alone Credit Profile, Rating A3 LT senior unsecured debt A- Issuer Credit Profile A- LT senior unsecured debt LT senior unsecured debt Senior non-preferred (expected) BBB+ Adjusted Baseline Credit Senior non-preferred Baa1 BBB+ Dated T2 Assessment (expected) Dated T2 Baa2 Senior non-preferred BBB Dated T2 BBB (expected) Baa3 BBB- BBB- Ba1 Additional T1 BB+ BB+ 20

Content ? Santander Business Model ? Capital ? TLAC requirements and Funding Plan ? Ratings ? Appendix

APPENDIX Senior Ranking Harmonisation Directive and funding plan New Senior Non-Preferred layer On 23 November 2016, the European Commission presented amendments to Bank Recovery and Resolution Directive (BRRD) as regards the ranking of unsecured debt instruments in the creditor insolvency hierarchy (the ‘Senior Ranking Harmonisation Directive’). The proposal keeps the existing class of senior debt while creating a new liabilities class of ‘non-preferred’ senior debt that in resolution or insolvency scenarios would rank below the unsecured senior debt and other senior liabilities, but ahead of capital and subordinated instruments, in line with the framework promulgated in France on 10 December 2016. The proposal requires Member States to transpose the Senior Ranking Harmonisation Directive in their national laws by June 2017 and apply it by July 2017. However, the timing of implementation is uncertain and will depend on the EU and national legislative processes. Interim Approach Santander may consider the issuance of TLAC-eligible instruments ahead of the final approval of the relevant law through the use of contractual provisions within the terms and conditions of such instruments. Contractual senior second ranking Automatic alignment to future legislation will be provision: Senior notes would include contractually contemplated: The senior second a contractual status clause which would ranking status will automatically be aligned with the contemplate a senior second ranking Spanish law transposing the Insolvency Harmonisation (“senior non-preferred”) in resolution Directive and insolvency 22

Thank you Our purpose is to help people and businesses prosper Our culture is based on the belief that everything we do should be

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: January 11, 2017	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer